Able View Global Inc.

Room 1802, Shanghai International Building

511 Weihai Road, Jing’an District

Shanghai, China

June 21, 2023

Nicholas Nalbantian/Mara Ransom

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Able View Global Inc. Amendment No. 3 to Registration Statement on Form F-4 Filed June 13, 2023 File No. 333-270675

Dear Mr. Nalbantian and Ms. Ransom:

We have set forth the response below to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of June 16, 2023 with respect to the Amendment No.3 to the Registration Statement on Form F-4 (the “F-4/A”) filed with the SEC on June 13, 2023 by Able View Global Inc. (the “Company”). Please note that all references of the page numbers in the responses refer to those of the Amendment No. 4 to the Registration Statement on Form F-4 (the “F-4/A No. 4”) filed with the SEC concurrently with the submission of this letter.

For your convenience, the response by the Company to the Staff’s comment is set forth in bold below.

Amendment No. 3 to Registration Statement on Form F-4 Filed June 13, 2023

Unaudited Pro Forma Combined Financial Information, page 167

1.	Under the Waiver Agreement dated June 12, 2023, all parties have waived the closing condition that either HMAC or Pubco having at least $5,000,001 in net tangible assets as of the Closing. Please tell us what consideration was given to how the Waiver Agreement may affect your determination of the maximum number of HMAC shares that can be redeemed and the Business Combination Agreement still be completed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on cover page, pages 50, 51 167, 169 and 172 and other relevant content throughout the F-4/A No. 4.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Elizabeth F. Chen at (212) 326-0199, echen@pryorcashman.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Jing Tang
Jing Tang
Chief Financial Officer

cc: Elizabeth F. Chen